

Mail Stop 3720

November 10, 2008

Mr. Paul Feldman
Chief Financial Officer
Law Enforcement Associates Corporation
2609 Discovery Drive
Suite 125
Raleigh, NC 27616

> **Re:** **Law Enforcement Associates Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
>
> **Forms 10-Q for the Quarterly Periods Ended September 30, 2008**
> **File No. 1-32565**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8 A(T) Controls and Procedures, page 16

Disclosure Controls and Procedures

1. We note that your "disclosure controls and procedures were not as effective as they needed to be and that material weaknesses existed as of December 31, 2007." Please revise to clearly indicate whether your disclosure controls and procedures were effective or not effective as of December 31, 2007.

2. We refer to the following sentence found at the end of the second paragraph on page 17: "There has been no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting subsequent to the date of this report except as noted above."

    In accordance with Item 308T(b) of Regulation S-K, please revise to disclose the changes in your internal control over financial reporting identified in connection with management's evaluation during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. It appears that changes may have been made in your internal controls during the last fiscal quarter of 2007. Please revise accordingly.

Management's Annual Report on Internal Control Over Financial Reporting

3. We refer to management's annual report on internal control over financial reporting. You state that "management has concluded that, as of December 31, 2007, [y]our internal control over financial reporting is effective" based upon the COSO criteria. However, on page 16 you state that material weaknesses existed as of December 31, 2007. Please tell us how you were able to conclude that your internal controls over financial reporting were effective despite existing material weaknesses.

Income Taxes, page F-11

4. We note that at December 31, 2007 and 2006, domestic net operating loss carry-forwards of $632,749 and $171,651, respectively, were available to reduce future income taxes.

- Please explain further your basis for concluding that it is more likely than not that these deferred tax assets are realizable.

- Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.

- Considering the pre-tax losses in the past several years, tell us how you considered the guidance in paragraphs 20 — 25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your loss carry-forwards.

Refer to the guidance provided by the Division of Corporation Finance on financial reporting matters, which is located on our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director